UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12080

POST PROPERTIES, INC.

(Mid-America Apartment Communities, Inc. as successor by merger to Post Properties, Inc.)

(Exact name of registrant as specified in its charter)

c/o Mid-America Apartment Communities, Inc.

6584 Poplar Avenue

Memphis, Tennessee 38138

Telephone number: (901) 682-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

8 1⁄2% Series A Cumulative Redeemable Preferred Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share                                         None*

8 1⁄2% Series A Cumulative Redeemable

Preferred Shares, $0.01 par value per share                                         None*

* Post Properties, Inc. merged with and into Mid-America Apartment Communities, Inc. on December 1, 2016, at which time the separate corporate existence of Post Properties, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mid-America Apartment Communities, Inc., as successor by merger to Post Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MID-AMERICA APARTMENT COMMUNITIES, INC.,
Date: December 14, 2016	as successor by merger to Post Properties, Inc.

	By:	/s/ Albert M. Campbell, III
	Name:	Albert M. Campbell, III
	Title:	Executive Vice President and Chief Financial Officer